FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT
Enersis Chile S.A.
Securities Registration Record N° 1139

Santiago, June 9, 2016.

Ger. Gen. N° 31/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18.045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis Chile S.A. (“Enersis Chile” or the “Company”), I hereby inform you of the following significant event:

On June 9, 2016, our subsidiary Empresa Nacional de Electricidad S.A. ("Endesa Chile") agreed and signed a contract with Enagás Chile S.p.A ("Enagás Chile"), which is 100% controlled by Enagás S.A. (a Spanish society), under which Enagás Chile will acquire Endesa Chile’s stake in GNL Quintero S.A. (“GNLQ”), equivalent to 20% of the equity of such company,. The agreed amount is US$ 200 million, which will be paid on the closing date of the transaction, as informed in Significant Event published by Endesa Chile.

The sale of Endesa Chile’s stake in GNLQ to Enagás Chile is subject to the compliance of normal conditions for this type of transaction, including the other GNL Quintero S.A. shareholders’ right of pre-emption not being exercised, in accordance with the terms and conditions included in the executed shareholders agreement. The transaction should be completed during the second half of 2016.

The financial effect of the transaction would be a net income of approximately US$ 83 million for Enersis Chile.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:      Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: June 10, 2016